UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

CONTROLADORA COMERCIAL MEXICANA, S.A de C.V.
(Translation of registrant's name into English)

Fernando de Alva Ixtlixóchitl No. 27, Col. Obrera, C.P. 06800 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___   No X

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 ____.)

CCM

Annual Report 2001



NORTHWEST
Mexicana
1 Mega
3 Costco
2 California Restaurants
NORTHEAST
Mexicana
1 Mega
1 Costco
METROPOLITAN
Mexicana
8 Bodega C.M.
9 Mega
2 Sumesa
7 Costco
15 California Restaurants
CENTRAL REGION
Mexicana
26 Bodega C.M.
13 Mega
16 Sumesa
5 Costco
28 California Restaurants
SOUTHWEST
Mexicana
1 Bodega C.M.
1 Costco
1 California Restaurants
SOUTHEAST
Mexicana
1 Bodega C.M.
1 Mega
3 Costco
4 California Restaurants

General Information CCM

	Sales (thousands of Ps.)	Number of Units	Sales Area (m²)	Sales Area (sq. ft.)	Employees	Customers (thousands)	Number of products
Comercial Mexicana	15,387,549	73	457,737	4,927,035	10,367	111,155	55,000
Bodega C.M.	4,595,641	36	188,374	2,027,639	4,420	43,184	30,000
Mega	6,546,506	25	250,864	2,700,275	5,757	38,911	60,000
Sumesa	669,104	18	15,814	170,220	786	10,845	8,000
Costco***	5,319,225	20	201,859	2,172,790	5,498	21,933	3,000
California Restaurants	453,980	50	11,228*		2,516	8,699	
Others	90,998				2,611**		
TOTAL	33,063,003	222	1,114,648	11,997,960	31,955	234,727	

*seats

**includes administrative employees

***100% except sales

CONTENT

TO OUR SHAREHOLDERS:

The events that took place during 2001 at national and international scope affected the economy, showing in the third quarter a negative 1.6% GDP and an annual decrease of 0.3%. The sector of commerce decreased 1.3% in the year and the index of the National Association of Supermarkets and Department Stores' (ANTAD) presented no growth at all during the year with respect to the supermarkets sector.

For Controladora Comercial Mexicana it was a difficult year, in addition to the economy effects of 2001, we had a strong competitiveness principally in the central part of the country where the supermarkets selling floor increased more than 10.0%.

For the Company's expansion Ps1,140.6 million pesos were invested during 2001, with the openings of 11 units: three Megas, one Comercial Mexicana, one Bodega, one Sumesa, one Costco and four Restaurantes California.

Net sales increased to Ps33,063 million, 0.2% compared to last year. Gross margin decreased nine basis points to conclude in 19.0%. Net income decreased 11.2% representing Ps1,028 million, 3.1% as percentage of net sales.

Integral result of financing decreased 95.7% during the year due to a reduction of 52.0% of the monetary position result.

Net income was Ps759 million pesos, indicating 34.0% decrease. EBITDA was Ps1,711 million, 4.9% less compared to year 2000. Majority stockholders equity increased 5.0% reaching Ps10,743 million.

We finished 2001 with a debt level similar to last year maintaining our long-term payment agreements.

We have evaluated our commercial strategy trying to adjust it to the current economic and market conditions. It was concluded after a thorough analysis that we should work with a mix of low prices in certain categories and promotions in others. The evident stability of prices during the last months makes it harder to carry out impressive promotions, still the promotional aspect will keep on being important in our campaigns.

It is our intention to position ourselves in the consumer's mind as the best option, and this takes us ahead of price policy and promotion. In order to be different, it will be important to accomplish strategies in the areas of client service, fashion, innovation and quality of merchandise we offer. Planning is being implemented although some results will be evident in the mid-term.

During the year we improved our Credicomer credit system, offering our clients the lowest interest rates at supermarket stores. The "Super en su casa" service (Buy at Home) has been improved becoming an important service for our clients.

We have started the design of our new Distribution Center that will increase the centralize distribution of merchandise from 20.0% to 65.0% of total sales. It is intended to have this warehouse operating by the end of 2002 or beginning 2003.

Regarding our systems information we have had important advances, improving our buyers' tools and information that allow more effective negotiations with suppliers. All our suppliers have been incorporated to our internet system for the benefit of obtaining purchasing orders information, deliveries, devolutions, payments and clarifications.

In addition to the investment for new units opening, 14 units were remodeled in the year including eight format conversions to provide a better service to the markets they are located in.

The outstanding format in the year was Costco that has had an excellent acceptance in the market.

The competitiveness prevailing in the sector of national and international companies, enforces our motivation to become more efficient and imaginative in order to maintain our permanent service saving option for our clients.

Once again we would like to express our gratitude to our clients, collaborators and shareholders for the support and confidence given to our Group.

Guillermo González Nova
Chairman of the Board of Directors

HISTORY AND EVOLUTION OF THE COMPANY

Evolution

We trace our history to 1930 when Antonino González Abascal and his sons founded their first store in Mexico City, which sold primarily textiles. Then, in 1944 the Company constitutes as Antonio González e Hijo, Sociedad en Comandita Simple and with several transformations and changes has its actual structure and name. The first combination supermarket/general merchandise store under the name Comercial Mexicana was opened in Mexico City in 1962, and 20 additional stores were established during the 1970's. During the 1980's we continued to expand through the acquisition of the Sumesa chain in 1981 and with 51 Comercial Mexicana store openings. The first Restaurant California commenced operations in 1982, and the first Bodega opened in 1989. We entered into the Price Company (today Costco) joint venture in June 1991, and the initial Price Club store (today Costco Mexico) opened in February 1992. In 1993, we introduced the Mega format to take advantage of the perceived potential of the supercenter and hypermarket formats.

CCM was fully owned by the founder family until April 1991, when shares of capital stock of CCM were listed in the Mexican Stock Exchange and offered publicly in Mexico. In 1996, GDSs (Global Depositary Shares) representing shares of capital stock of CCM were listed on the New York Stock Exchange and the GDSs and the underlying shares were publicly offered in Mexico, the United States and abroad.

Last Years

In 1996 a public offer of CCM's social capital was performed in both, the Bolsa Mexicana de Valores and the New York Stock Exchange through an offer of Global Depositary Shares "GDS's" in the USA and abroad. From 1996 to 2000 the Company opened eleven Comercial Mexicana stores, six Bodegas, five Megas, one Sumesa, six Costcos and seventeen Restaurants California. During that period the Company closed down six Comercial Mexicana stores, four Bodegas and one Restaurant California. On the other hand the Company converted eight stores, four into Bodega format and four into Mega format and one Sumesa into a Restaurant California. In 1997 the Company acquired five stores from Kmart that were converted into Megas. From 1996 to 2000, 49 units were remodeled. During 2001, the Company opened one Comercial Mexicana, one Bodega, three Megas, one Sumesa, one Costco and four Restaurants California. By that time the Company also closed down two Comercial Mexicana stores and converted eight stores: three into Megas and five into Bodegas CM. In 2001 six units were remodeled.

	Units 1996	Openings	Convertions	Closings	Units 2000	Units 2001
Comercial Mexicana	85	11	8	6	82	73
Bodega CM	24	6	4	4	30	36
Mega	5	10	4		19	25
Sumesa	17	1	1		17	18
Costco	13	6			19	20
California Restaurant	29	17	1	1	46	50
Total	173	51	18	11	213	222

The following table sets forth our capital expenditures for each of the two years ended December 31, 2000, 2001

Millions of constant Pesos as of December 31,2001

	2000	2001
Real estate	473.7	559.0
Store fixtures	813.4	561.4
Information systems	21.0	20.2
Total	**1,308.1**	**1,140.6**

The capital expenditures of Ps 1,140.6 million in 2001 were funded with cash generated from operations.

BUSINESS OVERVIEW

CCM is a holding company which, through its subsidiaries, operates, as measured by net sales in 2001, the second largest retail company in Mexico and a chain of family-style restaurants. In addition, we own 50% interest in the Costco Mexico joint venture with Costco of the United States, which operates a chain of warehouse clubs in Mexico. Our retail operations sell a wide variety of food items including basic groceries and perishables, and non-food items, which include general merchandise and clothing, with food items representing 63.3% of our total sales in 2001. At December 31, 2001, we had 172 stores operating under five retailing formats (including stores operated by the Costco Mexico joint venture) with a total selling area of approximately 12.0 million square feet concentrated primarily in the Mexico City metropolitan area and the central region, including Guadalajara.

The Mexican retail sector is fragmented and consumers are served by several different formats, including traditional formats such as independent grocery stores and food specialists, modern formats such as supermarkets, hypermarkets and department stores, as well as informal outlets such as street vendors and markets. We believe that there is considerable potential for growth as the Mexican retail sector continues its process of modernization. We believe that consumer preferences are shifting away from smaller, traditional and informal outlets towards larger, standardized supermarket and hypermarket chains, which offer consumers superior value through greater merchandise selection, convenience and better prices as a result of the chains' greater purchasing power. Additionally, we believe that the recovery of the consumers purchasing power in Mexico and the favorable demography— approximately half of Mexico's population is under 21 years old —will lead to increased numbers of consumers and will benefit the retail sector in the near and long terms.

A. PRINCIPAL ACTIVITY

Seasonality

Sales in our stores typically increase during the "Julio Regalado", "Ofertas Mexicanas" and "Dale-Dale-Dale" special promotion occurring each July, September and during the Christmas season respectively. In 2000 and 2001 approximately 55.1% and 50.9% respectively of our sales occurred during the last six months of the year, with an average of 27.4% in 2000 and 22.7% in 2001 of such sales occurring in the last quarter of the year.

Retail Operations

At December 31, 2001, we had 172 stores operating under five retailing formats with a total selling area of approximately 12.0 million square feet. Although we operate nationwide, our stores are concentrated in the two most populated areas of Mexico, which are the Mexico City metropolitan area and the Central region. Our stores located in those areas account for approximately 76.2% of our total retail floor space at December 31, 2001.

Multiple Format Strategy. Retail operations are conducted through our five retailing store formats: Comercial Mexicana, Bodega, Mega, Sumesa and Costco stores (through the Costco Mexico joint venture). Through these formats, we are able to target nearly all the population segments in Mexico City and the other areas which we serve.

In 1988, we operated only under two formats, Comercial Mexicana and Sumesa. In the past ten years, we have expanded our retailing formats to service additional segments of the Mexican population and to take advantage of anticipated trends in the Mexican retail market. In 1989, we began operating Bodegas to service lower-income customers. The Costco Mexico joint venture was established in 1991 and allowed us to enter the membership warehouse store market that has become popular in the United States and Canada and for which we believe there is growth potential in Mexico. In 1995, we formed a joint venture with Auchan of France, or Auchan, to operate hypermarkets in Mexico. As of December 31, 1996, Auchan and the Company terminated their joint venture to pursue the hypermarket concept in Mexico independently.

When opening new stores, we select the type of retail store that offers the merchandise and service mix considered more appropriate for each location's anticipated customer base. We determine a location's anticipated customer base by referring to a number of factors, including the current and expected future population density, income levels and competitive conditions surrounding that location. Decisions with respect to opening new Costco warehouses are made by the Costco Mexico joint venture.

We believe, based on changing demography and competitive characteristics of the location surrounding an established store, in changing the retailing format of our retail sites when appropriate. For example, in 2001 eight Comercial Mexicana were converted three into Mega and another five into Bodegas. In addition, since acquiring the Sumesa chain in 1981, we have converted six Sumesas into other formats. The conversion costs range from U.S.$2.1 million to U.S.$5.0 million per unit, averaging approximately U.S.$3.1 million per unit.

Presently, we expect to continue using our five retailing formats, however we may experiment with additional formats.

Retail Store Formats

We currently operate stores in five retail formats and one restaurant format discussed below.

- **Combination Supermarket/General Merchandise Stores**

Comercial Mexicana. At December 31, 2001, we operated 73 Comercial Mexicana stores, including 19 in the Mexico City metropolitan area, 31 in the central region (including Guadalajara), 9 in the Northwest region (including Tijuana), 3 in the Northeast region, 5 in the Southeast region and 6 in the Southwest region. Comercial Mexicana stores are targeted at middle and upper-income customers.

Comercial Mexicana stores carry an extensive line of food items and non-food items. Food items include meats, poultry, fish, fresh fruits and vegetables, dairy products, baked goods, frozen goods, canned goods, prepared foods, delicatessen, wines and liquors and imported foods. Non-food items include men's, women's and children's clothing and shoes, paper products, office supplies, books and magazines, health and beauty products, garden supplies, automotive supplies, photographic supplies, electric appliances, sporting goods, toys and gifts and numerous household items. Almost all Comercial Mexicanas have one or more specialty departments, such as a bakery, tortilla press or video rental shop. Most Comercial Mexicana stores have pharmacies offering prescription and non-prescription medications. A typical Comercial Mexicana offers more than 55,000 products.

Most Comercial Mexicana stores are located in neighborhood shopping centers. Comercial Mexicana stores require large parking lots and access to roads to allow customers to drive to the stores.

Comercial Mexicana stores offer, at competitive prices, locally and nationally advertised and distributed brands of merchandise together with certain food items, general merchandise and clothing product lines which are sold under our own private label. Comercial Mexicana stores incorporate merchandising techniques, such as good lighting, wider-than-usual aisles and store lay-outs which are designed to encourage greater spending per customer. All Comercial Mexicana stores are identified by an easily recognizable pelican logo.

Comercial Mexicana remodeling generally involves the installation of new services, lighting, decorations, freezers and refrigerators and automated check-out counters, as well as the replacement of fixtures, painting and necessary repairs and changes in the store layout which are intended to make the stores more attractive to customers. At the same time, the store systems are upgraded to improve operating efficiencies and allow the introduction of new services. In 2000 and 2001, we remodeled three and four Comercial Mexicana stores, respectively.

Comercial Mexicana stores generally range in size from approximately 43,000 to 107,000 square feet of selling area with an average of approximately 68,000 square feet. Comercial Mexicana stores employed 10,367 individuals at December 31, 2001.

Bodega. At December 31, 2001, we operated 36 Bodegas, of which 26 were located in Mexico City and its surrounding suburbs, eight were located in the Central region (including 2 stores in Guadalajara), one was located in the Southeast region and one in the Southwest region. During 2001, we opened one Bodega in the Mexico City metropolitan area. Bodegas target lower-income customers.

Bodegas are warehouse stores which offer more than 30,000 products, mainly food items, pharmaceutical items and general merchandise of the type sold in Comercial Mexicana stores (but with less selection in terms of brands and sizes of items offered) at discount prices.

Bodegas are able to offer discount prices due to their lower operating costs as a percentage of sales than those of Comercial Mexicana stores. Lower operating costs are obtained primarily because Bodegas use less advertising and a lower level of customer service, fewer amenities, less decoration and reduced storage costs (because items are stocked on display on the sales floor). In addition, Bodegas have fewer promotions and product introductions. Also, most of the Bodegas have a tortilla press, a bakery and other specialty department. Because their customers generally do not have cars, Bodegas are within walking distance of residential areas or accessible by public transportation. Bodegas also are identified by the same easily recognizable pelican logo as Comercial Mexicana stores.

Bodegas range in size from approximately 14,000 to 91,000 square feet of selling area, with an average of approximately 56,000 square feet. Bodegas employed 4,420 individuals at December 31, 2001.

Mega. Under the Mega format, we currently operate our hypermarket stores. As of December 31, 2001, we operated 25 Megas, including 13 in Mexico City, 9 in the Central Region, 2 in the Northern part and one in the Southeast Region. The Mega targets a broad range of economic groups.

We introduced the Mega format in 1993 to take advantage of the perceived potential of, and as a competitive response to, the supercenter and hypermarket formats which had begun to appear in Mexico. Prices in Megas are generally lower than those in Comercial Mexicana stores, but not as low as in Bodegas. Megas carry an array of items which is broader than that offered in Comercial Mexicana stores, offering approximately 60,000 products. The different types of merchandise carried by Megas are separated into distinct areas or departments. Each Mega contains a bakery, a pharmacy and other complementary services operated by us, just as in Comercial Mexicana stores. In addition, Megas contain separate specialty retail facilities leased to and operated by third-party tenants, such as banks, key makers, jewelry shops, shoe repair shops, photo developers and optical centers.

Megas generally range in size from 64,000 to 129,000 square feet selling area, with an average of approximately 110,000. Megas employed 5,575 individuals at December 31, 2001.

- **Supermarkets**

Sumesa. At December 31, 2001, we had 18 Sumesas in operation. Except for two Sumesas in Cuernavaca, all Sumesas are located in Mexico City. Sumesa stores are targeted from upper to upper middle-income customers.

Sumesas are designed to serve their surrounding neighborhoods, which typically are densely populated. Sumesas are smaller in size than Comercial Mexicana stores and Bodegas. Developed as neighborhood stand-alone supermarkets, Sumesas emphasize sales of quality groceries and perishables and carry more than 8,000 products. All Sumesas include pharmacies, as well as bakeries and tortilla presses.

We intend to remodel the existing Sumesas to update their appearance and, to the extent that space at existing locations permit, to include specialty departments.

Sumesas generally range in size from approximately 6,400 to 16,000 square feet of selling area, with an average of approximately 9,400 square feet. Sumesas employed 786 individuals at December 31, 2001. Since acquiring Sumesa in 1981, we have closed down seven locations and have done several convertions to other formats.

- **Membership Warehouse Stores**

Costco Stores. In June 1991, CCM and Price/Costco Inc. (today Costco Co.) formed a joint venture to develop the membership warehouse-style that are popular in the United States and Canada. The first Costco store was opened in Mexico City in February 1992. At December 31, 2001, the Costco Mexico joint venture was operating 20 Costco stores, five of which were located in Mexico City and its surrounding suburbs, 7 were located in the Central Region (including one in Guadalajara), 3 were located in the Northwest Region, one was located in the Northeast Region, three in the Southeast Region and one in the Southwest Region.

Costco stores are self-service warehouse clubs, which offer members low prices on volume purchases of a limited selection of branded and private label products in a wide range of merchandise categories in order to produce rapid inventory turnover and high sales volumes. This rapid inventory turnover, combined with the operating efficiencies achieved by (a) direct volume purchasing from manufacturers and (b) no-frills merchandise displays, which enables Costco to operate profitably albeit at lower gross margins than traditional wholesalers, retailers or supermarkets. Costco stores carry a selection of approximately 3,500 local and imported items, together with general merchandise products, offering a limited selection in each product line and are generally located in easily accessible locations. All of the Costco stores offer bakeries and a selection of high quality perishables.

Membership is limited to businesses, professionals and members of their families. A primary membership, including one affiliate membership, currently costs Ps 300.0 (approximately U.S.$32.75) per year with one additional membership and each additional affiliate membership costs Ps 100.0 (approximately U.S.$11.0) per year. Costco stores seek to meet the needs of business customers who might otherwise pay a premium for small purchases or who cannot otherwise obtain the full range of their product requirements from any single source. In addition, these business members often combine personal shopping with their business purchases.

Costco stores range in size from approximately 86,000 to 135,000 square feet of selling area, with an average of 106,000 square feet, and are designed with minimal amenities and decorations. Floor plans are designed for economical and efficient use of space and inventory control. Members push flated carts or large basket-style shopping carts through the warehouses, selecting products for their business or personal use or for resale. Merchandise is generally offered in case, carton, or multiple-pack quantities or in single, jumbo-sized packages and is displayed and stored in packing cartons on pallets and steel racks separated by extra-wide aisles. Costco stores employed 5,498 individuals at December 31, 2001.

The Costco Mexico joint venture is a corporation organized under the laws of Mexico and is owned equally by Costco and the Company. The joint venture is governed by a board of directors consisting of six members, three of whom are appointed by the Company (including the chairman of the board of the joint venture) and the other three are appointed by Costco. Pursuant to management agreements between Costco and the Costco Mexico joint venture, the joint venture is managed by officers appointed by Costco and approved by the Company. The management agreements may be terminated by either Costco or the Costco Mexico joint venture at any time, and any termination initiated by the joint venture must be approved by a majority of its board of directors (at least four directors consisting of two representatives of each of CCM and Costco). The affirmative vote of a majority of the entire board of directors of the joint venture is required to approve certain significant decisions regarding the joint venture, including, among other things, certain revisions to the joint venture business plan, obligations or acquisitions of real estate or certain other fixed assets not otherwise provided for in the business plan, the removal of any of the management personnel appointed by Costco and certain transfers of ownership interests in the joint venture. In addition, the affirmative vote of both members of a two-person executive committee consisting of the chief executive officers of Costco and the Company is required to approve certain obligations not otherwise provided for in the business plan and other significant decisions regarding the joint venture which are not specially reserved for the Board of Directors.

The funding requirements of the joint venture are shared by Costco and the Company as determined from time to time by each party. Each of Costco and CCM contributed U.S.$10.0 million and U.S.$28.5 in 2000 and 2001 respectively. In the event that either party defaults on its obligations to provide its portion of the funding for the joint venture, the other party, at its option, may, among other things, exercise its right to buy out the defaulting party's interest at fair market value. The joint venture agreement contains certain limitations on competition in the Costco-style warehouse format by Costco Co. and the Company. The joint venture has a duration of 99 years, ending 2090. However, the joint venture agreement may be terminated and the joint venture dissolved, (i) by mutual agreement of Costco and the Company, and (ii) upon a sale by either party of its entire interest in the joint venture by written agreement. The Company or Costco may purchase the other party's interest in the joint venture at a price determined by reference to the fair market value of that interest in the event that the other party (a) fails to provide its portion of the financing to the joint venture, (b) fails to provide or maintain and guarantee pursuant to the joint venture agreement, (c) transfers its interest to an unaffiliated third party without the consent of the board of directors of the joint venture, (d) is unable to resolve with the other party within a prescribed period a deadlock of the board of directors, (e) is in default of its obligations under the joint venture agreement, (f) is insolvent or bankrupt, or (g) undergoes a change of control.

- **Restaurants**

At December 31, 2001, we had 50 Restaurantes California located in 16 cities in Mexico (28 of which are located in the Mexico City metropolitan area), with an average seating capacity of 222 seats per restaurant. Restaurantes California focus on middle- through upper-income customers and tourists.

From 1996 to 2000, 17 Restaurantes California were opened, 2 units remodeled and in 1998, the company converted a Sumesa into a Restaurant format. En 2001 the Company inaugurated four units. Our goal is to increase the number of Restaurantes California throughout Mexico.

Restaurantes California are family-style restaurants serving a wide variety of Mexican and continental cuisine for breakfast, lunch and dinner. These restaurants emphasize high-quality, homemade-style food with fast service at low prices.

Meals at Restaurantes California are prepared fresh when ordered. To differentiate ourselves from our competitors, each Restaurante California also has a buffet and salad bar. The buffet sales in relation to total restaurant sales have increased from 54,0% for 2000 to 56.3% for 2001. Restaurantes California are designed and built to a standardized format and compete on the basis of their high-quality food and service, cleanliness, attractive architecture and decorations, hand-painted dishes, colorful menus and innovative promotions (such as free buffets for children accompanied by adult and the "Birthdays don't pay" campaign).

Restaurantes California has traditionally been located in commercial areas near a Comercial Mexicana store, but are increasingly being operated on a stand-alone basis. In choosing the sites for Restaurantes California, our real estate professionals consider criteria similar to those used in selecting store sites. All products used in the operation of Restaurantes California are delivered directly to the restaurants by suppliers. Restaurantes California generally do not use media advertising. At December 31, 2000, Restaurantes California had 2,516 employees.

Marketing

The Company seeks to attract customers to our store by emphasizing customer service, offering a wide selection of private label goods, facilitating purchasing by customers through our own "captive" credit card, vouchers for payment, and a lay-away system under which customers can purchase general merchandise by agreed-upon partial payments and, beginning in 1997, providing customers credit in connection with big-ticket items purchases. Another marketing initiative includes promotions every Wednesday on fresh fruit and vegetables at Comercial Mexicana, Bodega and Mega stores, which has helped make Wednesday one of the busiest days of the week in our stores.

In recent years, we have begun to emphasize our own private label merchandise, including specialty products prepared by us (such as baked goods, tortillas and prepared foods), and currently offering approximately 500 private label products, principally groceries. In 1999, we introduced a line of generic medicines under the "Farmacom" name, that fully comply with the Ministry of Health regulations. On December 31, 2001 we offered over 150 medicines under this brand name. In addition, we offer private label men's, women's and children's clothing, household, automotive and gardening products. Each of our private label brands reflects a special image and delivers high quality merchandise at prices lower than brand name products. Sales of private label products as percentage of sales were 11.5% in 2000 and 11.2% in 2001.

Our store sales are paid in cash, through credit or with vouchers. We have our own captive credit card under the name "Comercial Mexicana," which can be used only for purchases at our stores (including Costco stores). The Comercial Mexicana credit cards are issued, and credit is extended under such cards, by Banco Nacional de Mexico, S.A., or Banamex that assumes all the risk.

As part of our marketing strategy, we promote our stores and the merchandising and services which they offer. Our advertising strategy and campaigns focus on communicating the image of our stores, as being newer, cleaner stores which offer superior customer service. In addition, advertising is used to publicize the merchandise carried in our stores and to announce sales and special promotions. We used third-party advertising agencies to formulate and implement our advertising campaigns. The single largest advertising medium used is radio, but we also advertise on television and through newspapers and promotional flyers, as well as in our stores at the point of sale.

We employ cooperative advertising with suppliers whom participate in special programs with us, particularly in connection with new store openings. Promotional campaigns are launched throughout the year to coincide with holidays and other events. Each July, Comercial Mexicana, Bodega and Mega stores run the "Julio Regalado" special promotion to increase sales for that month.

The Costco Mexico joint venture does not generally use media advertising, except newspaper announcements of new Costco store openings. When a new warehouse is opened, the Costco Mexico joint venture's marketing efforts include canvassing businesses in the area by marketing teams and direct mailings to potential members in the area.

In addition, we offer our customers the option to acquire certain big-ticket items on credit through an in-store program known as *Credicomer*. This program, offered with Banco BBV- Bancomer S.A., or BBV- Bancomer must be paid over a period of 12 months. BBV-Bancomer extends the credit and assumes 100% of the credit risk and the Bank approves the credit in 25 minutes. The company receives an amount equal to the purchase price from BBV- Bancomer the next day.

We also established a lay-away system under which customers can purchase general merchandise by paying through installments, without interest. We believe that our relationships and discount arrangements with credit issuing banks are the best in the market. The vouchers are issued by the Company and by certain independent companies and are accepted in all of our stores except at Costco stores. Employers distribute vouchers to their employees as a tax-advantaged part of the employee's compensation. The vouchers issued by us are sold at a discount to third-party employers and are, in effect, prepaid sales. The vouchers issued by independent companies are honored by the Company and then collected and presented (usually between one and seven days) to the issuing company for payment.

Information Systems

We have placed special emphasis in recent years on the development of our management information system, particularly a unitary inventory control system which allow us to track sales, flow and turnover of specific product lines or items. The unitary inventory control system has been installed in all Comercial Mexicana stores, Bodegas and Megas and we plan to implement it in all of our units. As a part of this system, the stores are linked through a common computer network that facilitates the flow of information through fiber optic communications among them and our management. This system provides information which enable us to (i) optimize inventory levels by identifying products with low sales volumes and by maintaining perpetual inventory booking, (ii) minimize shrinkage, (iii) reduce out-of-stock products, (iv) allow our buyers to negotiate more effectively with suppliers and (v) otherwise improve operating efficiency. Related projects have focused on introducing advanced computer technology to the stores particularly at the point of sale, and have included the installation of improved cash registers with bar-code scanner systems and electronic scales, state-of-the-art credit card and debit card approval systems to track sales and reduce the check-out time for customers, and, in certain stores, state-of-the-art point of sale computers which provide the customers additional information regarding the items being purchased and the relevant promotions and savings, as well as equipping stores with portable scanners to expedite the process of checking shipments from suppliers and to aid in price audits and taking inventory. Costco stores are linked and transmit similar information by satellite to Costco in San Diego, California and Seattle, Washington. Such linkage and transmission, in turn, provide information on the operations of Costco stores.

During 2001 we implemented the automatic purchasing system in our stores. This automatic purchasing system combines the improvements achieved regarding the unit control performed and consequently will enable us to improve the Company's inventory average rotation as well as the working capital.

Suppliers

We purchase the products frequently carried or used by our stores and restaurants from more than 6,000 suppliers. No single supplier or group of related suppliers accounts for more than 2.8% of the total products purchased. Our management believes that the sources and availability of materials for our retail stores and restaurant operations are adequate and will continue on for the foreseeable future.

Certain suppliers prepare items for us for sale under our private label brand names, and expect that the source and availability of private label products will be adequate in the following years. We have not experienced any difficulty in obtaining the types or quantities of the merchandise we require on a timely basis and believe that, if any of our current sources of supply were to become unavailable, alternative sources could be obtained without any material disruption of business.

We maintain a centralized purchasing department which specializes in perishables, groceries, clothing and other merchandise through four principal groups. One group within the purchasing department is responsible for the Comercial Mexicana stores, Megas, Bodegas and Sumesas. A second group is responsible for purchasing the products required by Restaurantes California. A third group, consisting of two separate teams of buyers for Costco stores, is responsible for determining and purchasing the items carried in the Costco stores. One Costco purchasing team is located in Mexico and is responsible for purchasing domestic products. The other Costco purchasing team is located in San Diego, California, operating with the support of Costco. The separate groups of buyers allow each group to focus on the needs of the target customers for the retailing store formats serviced by that group of buyers. These purchasing groups coordinate with one another, sharing information on suppliers, the terms and conditions on products offered by suppliers. The buyers determine the products that will be stocked in our stores and are responsible for maintaining our relationships with our suppliers and negotiating the prices of all goods stocked in our stores and products required by our restaurants. The centralized purchasing department orders approximately 40% of the goods stocked in our stores and most of the balance is ordered by store managers pursuant to the arrangements (including prices) with suppliers negotiated by the central purchasing department.

We seek to obtain the best available terms on price and credit from our suppliers, and cooperate with suppliers in developing advertising and special promotions of products. We believe that communication through our information systems have allowed us to negotiate more effectively with suppliers and that we conduct business with our suppliers on terms which are not less favorable than those generally available in the retail industry. Domestic suppliers are paid in Pesos on terms that vary with the product being purchased. Foreign suppliers are paid in foreign currencies, primarily U.S. dollars.

In 2001, the Company was the first Mexican retailer to associate with the WWRE (World Wide Retail Exchange) seeking an improvement in our purchase procurement. By this affiliation, we expect to have an approach to potential suppliers and new products in the national and international markets.

In 2000 and 2001 approximately 16.9% and 16.5% respectively of our sales consisted of products imported from outside of Mexico. In addition, we sell certain imported products which we acquire, at prices denominated in Pesos, from multinational corporations, distributors and wholesalers in Mexico.

B. DISTRIBUTION

We currently operate a 377,000 square feet distribution center in Mexico City. We rent a distribution facility of 417,000 square feet located in Mexico City, which is used to distribute primarily private label products and imported merchandise.

Merchandise is shipped from the distribution centers to our retail stores primarily by independent shipping companies. In 1997, a distribution center for Costco operations was opened.

Approximately 20% of all goods purchased are supplied from our distribution centers. In the Costco Mexico joint venture, approximately 75% of all the merchandise is supplied from the new distribution center. The remaining products are delivered by suppliers and independent distributors directly to our stores.

We supply some goods through our own distribution system rather than with direct deliveries from suppliers and independent distributors in order to take advantage of quantity discounts for certain products and, in the case of other products, to assure an adequate source of supply.

C. TRADEMARKS

We own and use various trademarks in our business, the most important being "Comercial Mexicana," "Bodega Comercial Mexicana," "Sumesa," "Mega Comercial Mexicana," "Restaurantes California," and the pelican symbol identifies our stores. In addition, the Costco Mexico joint venture has a license from Costco to use in Mexico the service marks "Price Club", "Price Costco" and "Costco".

We actively protect our intellectual property rights.

D. CLIENTS

The retail sector in Mexico is presently fragmented and clients needs are satisfied by various formats including traditional ones like "miscelaneas" (mom and pops), specialized stores, markets, salesmen, modern supermarkets, hypermarkets and department stores. We consider there is a high growing potential in Mexico for the retail sector as long as it continues its modernization process. We also consider that the consumer's choices are constantly changing and now the preferences are to buy at bigger and standardized supermarkets which offer a much better service since they have broader varieties of merchandise and the opportunity to do the shopping at a same place with better prices.

E. LEGISLATION

Some aspects of retail sale and restaurant industries including the Company's operations, are subject directly or indirectly, to several government authorities regulations at federal, state and local levels. From these authorities the most important are the Economy Secretariat and the Secretariat of Health. The Economy Secretariat is in charge of controlling prices of medicines sold by the Company. The Economy Secretariat also verifies that the imported products are properly labeled in Spanish with the origin specifications, and if needed, the ingredients or contents and the importing company's name.

The Secretariat of Health establishes the minimum requirements for the Company's stores and restaurants. The Company is actually in compliance with the Economy Secretariat's regulations and considers that its operations satisfy or exceed as well the Secretariat of Health's requirements.

F. EMPLOYEES AND LABOR RELATIONS

At December 31, 2001, we employed 31,955 individuals. During the peak months of the year (July and December) part-time employees may constitute up to 10% of our workforce. At December 31, 2001, we had 2,288 administrative and managerial and 29,667 other employees.

We seek to employ store assistants who meet our established criteria for particular positions. Frequently, however, depending upon conditions prevailing in regional job markets, we are not able to adhere strictly to these criteria. Although we believe that our turnover of store assistants does not exceed the industry average, it nevertheless remains high. We are seeking to reduce turnover by paying competitive salaries and providing opportunities for advancement within the Company.

Our senior managerial and administrative employees have semi-annual performance assessments and receive performance-related compensation, including participation in our stock purchasing plan. Our management believes that compensation must attract, retain and motivate the best employees available and, therefore, we are willing to compensate employees at all levels which management believes are generally higher than those prevailing in the Mexican retail industry.

We are committed to training employees and during 2001 dedicated approximately 5.9 days of training a year per employee. All new employees are provided with training designed to ensure compliance with our policies relating to customer service, prevention of theft and operational procedures. Continuing on-the-job training is provided to our employees, including upon each transfer or promotion of an employee.

Approximately 16.2% of our employees were members of one of eleven labor unions at December 31, 2001. In addition, labor relations in some stores are governed by separate collective bargaining agreements executed between employees of a single store and a union selected by such employees. The economic terms of the collective bargaining are renegotiated on an annual basis. We have not experienced any work stoppages and management believes that we have a good relationship with our employees and unions.

G. COMPETITION

The retail industry in Mexico is highly competitive and is characterized by high inventory turnover and small profit margins as a percentage of sales. Earnings primarily depend upon the maintenance of high per-store sales volumes, efficient product purchasing and distribution and cost-effective store operations.

Margins at our stores are affected by advertising and promotional expenses that are necessary to maintain our competitive position in our major markets. We compete with numerous local companies and regional and national supermarket and self-service store chains, including Grupo Gigante, S.A. de C.V., or Gigante and Soriana, as well as small family-owned neighborhood stores and street markets, in each region in which we do business. In addition, certain major international retailers have established in our country. As, Wal-Mart Stores, Inc., Carrefour and Auchan.

We expect that other international retailers may enter the market in Mexico in the future either through joint ventures or directly. In addition, certain of our stores which are located in the same shopping areas compete with each other. We believe that the principal competitive factors for our stores are location, price, cleanliness, promotion, customer service and quality of merchandise.

The restaurant industry is also very competitive. California Restaurants compete nationwide with several chains of fast food restaurants and local restaurants. Also, many American Restaurants (such as McDonalds, Burger King, Kentucky Fried Chiken, Domino's Pizza and Pizza Hut) have opened restaurants in Mexico. The Company thinks that California Restaurants compete with high quality food, fast service, cleaningness, arquitecture and atractive decoration.

H. INFORMATION OF BUSINESS BY FORMAT AND GEOGRAPHIC ZONE

The percentage breakdown of the contribution of our retail formats (including the Costco stores) and restaurants to total sales is set forth below for each of the years ended December 31, 2000 and 2001.

	2000	2001
Comercial Mexicana	51.2	46.5
Bodega	13.1	13.9
Mega	17.8	19.8
Sumesa	2.0	2.0
Costco	14.3	16.1
Restaurantes California	1.3	1.4
Miscellaneous Income	0.3	0.3
Total	100.0 %	100.0 %

Except for Sumesa stores, which offer primarily food items, our stores offer a combination of food and non-food items. Management classifies our sales into four main product lines.

The percentage contribution to total sales of each of these product lines is set forth below for each of the years ended December 31, 2000 and 2001.

	2000	2001
Perishables	26.0	25.4
Groceries	37.3	38.0
General Merchandise	25.2	25.3
Clothing	11.5	11.3
	100,0 %	100,0 %

The percentage breakdown of our total selling area and number of stores by geographic region at December 31, 2000 and 2001, is set forth in the following table:

	2000	2001
Metropolitan Area (includes Mexico City)	39.4	40.0
Central region	37.1	36.2
Northwest region	9.0	9.3
Northeast region	2.5	3.1
Southwest region	7.2	6.9
Southeast region	4.8	4.5
	100.0 %	100.0 %

Our management believes that in recent years Mexican consumers have increasingly preferred stores that offer a combination of the wide variety of food items carried by conventional supermarkets as well as a variety of non-food items, such as general merchandise, clothing, household items and home improvement products. In response to this change in consumer preferences, our newer stores offer expanded perishable departments, prepared foods, tortilla presses and bakery goods as well as a wide selection of health, beauty and pharmaceutical products.

I. CORPORATE STRUCTURE

Following is the corporate structure of CCM as of December 31. 2001.

SUBSIDIARIES	% ownership	ACTIVITY
Comercial Mexicana, S. A. de C. V.	99.9 %	Chain of self-service stores with 134 units (73 Comercial Mexicana stores, 25 Megas y 36 Bodegas)
Supermercados, S. A. de C. V.	99.9 %	Supermarket with 18 units
Restaurantes California, S. A. de C. V.	99.9 %	50 family Restaurants
Costco de México, S. A. de C. V.	50.0 %	20 membership warehouses.
Real estate subsidiaries	99.9 %	Group of real estate Companies.
Subsidiary service companies	99.9 %	Group of Services Companies.

J. DESCRIPTION OF PROPERTY

CCM is a holding company which, through its subsidiaries, operates, as measured by net sales in 2001, the second largest retail company in Mexico along with a chain of family restaurants. In addition, we own a 50% interest in the Costco Mexico joint venture with Costco of the United States, which operates a chain of warehouse clubs in Mexico. Our properties in the different store formats are distributed in all the Mexican Republic in 34 cities including the metropolitan area. In addition, at December 31, 2001, we had approximately 9.2 million square feet in land reserve.

The differente formats are:

FORMATS	DESCRIPTION	NUMBER OF UNITS	SALES AREA sq.ft.
Comercial Mexicana	Self-service stores with food and non-food products..	73	4,927,737
Bodega	Discount warehouses with less variety of products	36	2,027,639
Mega	Hypermarkets which offer wide variety of food and non-food products in several departments.	25	2,700,275
Sumesa	Supermarkets with high-quality food products	18	170,220
Costco*	Membership warehouses that offer low prices on volume purchases of a limited selection of branded and private label products.	20	2,172,790
Restaurantes California	Family style restaurant with international food, including the Super Buffet	50	11,228**

* Includes 100% of sales area in México
** Seats

The following table sets forth our owned and rented retail space by total area, percentage of total area and number of our stores at December 31, 2001.

	Sales area sq.ft.	Percentage of total sales area	Number of stores
Owned properties	9,108,520	75.9 %	105
Leased properties	2,889,438	24.1 %	67
	11,997,958	100.0 %	172

The following table sets forth our owned and rented retail space by store format, total area and number of stores at December 31, 2001.

Format	Owned	Leased	Total units
Comercial Mexicana	42	31	73
Bodega	20	16	36
Mega	22	3	25
Sumesa	4	14	18
Costco	18	2*	20
Restaurantes California	29	21	50
	135	87	222

* Beginning 2002 Costo acquired one of the leased warehouses

K. LEGAL PROCEEDINGS

We are involved in certain legal proceedings incidental to the normal conduct of our business, which management does not believe will, in the aggregate, be material to our consolidated financial condition.

L. CAPITAL STOCK

Capital or common stock is represented by 1,086,000,000 units. Each of these units are represented by four shares. Units "UB" consisting of four B shares without par value with one vote per share and units "UBC", consisting of three B shares and one C shares, without par value and without voting rights. There are also, 164,000,000 units UBC that can be paid by Future Public Offers.

Each UB Unit may at any time be converted into units UBC, in accordance with the Secretariat of the Company and by the S.D. Indeval,S.A. de C.V.

As of December 31, 2001, the mix of shares was as follows:

Year	UB	UBC
2001	747,711,639	338,288,361

At December 31, 2001, the Principal Shareholders owned 722,592,760 units identified as UB plus 22,704,334 units UBC. All of this representing 68.63% of the total Units of the Capital Stock. Principal Shareholders, have the control and can select executive officers, determine the outcome of substantially all actions requiring shareholders' approval.

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V. Y SUBSIDIARIAS

FINANCIAL REVIEW 2001

Figures in thousands of Mexican pesos
of constant purchasing power as of December 31,2001

SUMMARY OF FINANCIAL AND OPERATING INFORMATION

Figures in thousands of Mexican pesos of constant purchasing power as of December 31, 2001

	2001	2000	1999	1998	1997
Income statement					
Net sales	**33,063,003**	**33,001,752**	**30,898,132**	**30,056,791**	**27,246,832**
Cost of sales	26,773,381	26,695,308	24,957,516	24,182,312	21,959,600
Operating expenses	5,261,978	5,149,588	4,749,645	4,770,049	4,518,779
Depreciation and amortization	683,156	642,405	571,273	577,822	620,269
Operating profit	**1,027,644**	**1,156,856**	**1,190,971**	**1,104,430**	**768,453**
Integral cost of financing	9,917	229,166	559,982	180,642	501,498
Interest expense	(296,830)	(245,659)	(261,493)	(378,637)	(334,287)
Interest income	55,546	55,222	87,846	197,132	109,505
Foreign-exchange gain (loss) - net	22,366	(54,384)	94,274	(656,533)	(57,937)
Gain from monetary position	228,835	473,987	639,355	1,018,680	784,216
Other expenses - net	(17,618)	(149,404)	(156,845)	(139,391)	(66,689)
Profit before taxes	1,019,943	1,236,618	1,594,108	1,145,681	1,203,262
Taxes and employee profit-sharing	252,376	78,110	159,403	(14,749)	47,607
Special items	-	-	-	(69,405)	(71,124)
Minority interest	(8,317)	(7,724)	(6,346)	(6,109)	(5,722)
Net profit	**759,250**	**1,150,784**	**1,428,359**	**1,084,916**	**1,078,809**
EBITDA	**1,710,800**	**1,799,261**	**1,762,244**	**1,682,252**	**1,388,722**
EBITDA / Sales	5.2%	5.5%	5.7%	5.6%	5.1%
EBITDA / Interest paid	5.8	7.3	6.7	4.4	4.2
Outstanding shares	1,061,000	1,080,000	1,081,000	1,077,000	1,078,000
*Earnings per share	0.72	1.06	1.32	1.01	1.00
*Share price	7.0	9.12	12.7	7.0	10.52
*Highest / lowest quotation	8.92 / 5.49	12.56 / 7.34	12.72 / 5.54	10.94 / 4.44	10.82 / 5.22
*Dividends per share	0.107	0.092	0.090	0.078	0.055
Balance sheet					
Cash	1,185,212	1,338,414	1,117,66C	971,730	1,596,358
Other assets	1,566,040	1,504,952	1,656,592	1,600,474	1,419,746
Inventories	3,867,527	4,072,995	4,212,775	3,656,817	3,310,782
Property, plant and equipment - net	14,559,132	14,219,903	13,752,785	13,721,978	13,448,491
Total assets	**21,177,911**	**21,136,264**	**20,739,820**	**19,950,999**	**19,775,377**
Trade accounts payable	5,089,815	5,705,409	5,812,336	5,335,132	5,051,335
Other liabilities	3,503,038	3,311,662	848,846	786,362	666,058
Short-term debt	8,897	-	356,616	613,966	779,088
Long-term debt	1,749,887	1,805,929	1,491,889	2,171,036	2,459,471
Total liabilities	**10,351,637**	**10,823,000**	**8,509,686**	**8,906,496**	**8,955,952**
Minority interest	83,122	83,435	105,904	105,276	102,674
Majority equity	10,743,152	10,229,829	12,124,230	10,939,227	10,716,751
Total liabilities and stockholders equity	**21,177,911**	**21,136,264**	**20,739,820**	**19,950,999**	**19,775,377**
Productivity data					
Comparable store sales	-3.3%	2.6%	0.3%	6.7%	6.0%
General Merchandise sales	36.7%	36.7%	36.0%	35.4%	33.3%
Sales per square feet	3,597.0	3,219.0	3,193.7	3,169.4	2,869.0
Sales per operating employee	1,589.5	1,201.7	1,240.5	1,185.8	1,079.4
Average inventory turnover (days)	51.8	48.1	47.3	43.8	43.5
Average trade account turnover (days)	56.4	56.9	58.2	57.9	58.2
Operating data					
Stores operating at end of period	172	167	158	154	149
Sales floor area in square feet**	11,997,960	11,552,162	10,713,159	10,329,652	9,829,647
Restaurants operating at end of period	50	46	39	35	32
Seats	11,228	10,320	8,654	7,598	6,988
Total employees**	31,955	35,332	32,007	31,389	30,177
Operating employees**	27,151	30,946	27,581	27,616	26,121
Customers (thousands)	234,727	232,294	226,796	222,929	210,058

** Pesos / ** Costco 100%*

Comparison of fiscal years ended December 31, 2001 and December 31, 2000.

At the end of 2001, we had 172 stores and 50 restaurants in operation, while at the end of 2000 there were 167 stores and 46 restaurants.

In 2001, the Company opened one Comercial Mexicana store, one Bodega, three Megas, one Costco membership warehouse club, one Sumesa and four Restaurantes California. In addition, six units were remodeled and eight Comercial Mexicana stores were converted into five Bodegas and three Mega hypermarkets. The retail selling area was increased 4.0% from 11,552,165 square feet in 2000 to 11,997,958 square feet at the end of 2001. See *"The Company – History and Development – Principal Investments"*.

Net Sales. Net sales increased 0.2% from Ps33,001.7 in 2000 to Ps33,063.0 pesos during 2001. Same store sales had 3.3% decrease during this period.

The Company's net sales were highly influenced by an adverse economic environment with a result of detriment in employment and consequently of consuming behavior; by a competition increase in the sector and also by the loss of the contract of a food voucher bid with the Mexico City government which last year represented a substantial amount in sales.

Non food sales as percentage for both years was 36.7%.

Sales per square feet increased 0.7%, to Ps 3,597.0 in 2001, from Ps 3,218.3 pesos in 2000. Net sales by operating employee increased 32.3% from Ps1,201.7 thousand per employee in 2000 to Ps1,589.5 thousand in 2001.

Cost of Sales. Cost of sales increased 0.3%, from Ps26,695.3 million in 2000 to Ps26,773.4 million in 2001.

Gross profit. Gross profit as a percentage of net sales was 19.0% in 2001, compared to 19.1% in 2000 due to more aggressive promotional campaigns and to the increase of Costco's participation in sales.

Operating Expenses. Total operating expenses increased 2.2%, from Ps5,149.6 million in 2000 to Ps5,262.0 million in 2001. Operating costs as a percentage of net sales increased from 15.6% in 2000 to 15.9% in 2001.

Selling expenses (net of depreciation and amortization) increased 4.6%, to Ps3,893.1 million in 2001, from Ps3,723.2 million in 2000, representing 11.3% of net sales in 2000 and 11.8% of net sales in 2001. Selling expenses increased mainly as a result of an increase in salaries granted at the beginning of the year which was above yearly inflation.

Administrative expenses (net of depreciation and amortization) decreased 12.5%, to Ps685.7 million in 2001, from Ps783.8 million in 2000, representing 2.4% of net sales in 2000 and 2.1% of net sales in 2001.

Administrative expenses decreased mainly as a result of reductions in salary expenses, leasing payments and energy and maintenance expenses among other items.

Depreciation and amortization increased 6.3%, to Ps 683.2 million in 2001, from Ps 642.4 million in 2000 representing 2.0% of net sales in 2000 and 2.1% of net sales in 2001. The increase was a result of the new openings of stores.

As a result of the above, operating income decreased 11.2%, to Ps1,027.6 million in 2001, from Ps1,156.9 million in 2000, representing 3.1% and 3.5% of net sales in 2001 and 2000, respectively.

Integral Results of Financing

Interest expense increased 20.8%, to Ps296.8 million in 2001, from Ps245.7 million in 2000, mainly as a result of the increase in banking commissions payments by *our "7 months interest free"* promotion and to the recognizance of the Mark to Market hedge. The weighted average effective interest rate on our debt was 8.0% in 2001 compared to 9.0% in 2000 (including, in each case, additional amounts currently payable in respect of certain Mexican withholding taxes). See Notes regarding the Company's debts in 2000 and 2001, "*Liquidity and Sources of Financing*".

Interest income increased 0.6%, to Ps 55.5 million in 2001, from Ps55.2 million in 2000 nevertheless the decrease in nominal interest rates of one year to another. See "*Cash Policy*".

During 2001 the Company recognized exchange foreign gains of Ps22.4 million compared to Ps36.5 million foreign exchange loss in 2000, mainly due to an appreciation of peso against dollar of 5.0% in 2001.

Gain from monetary position decreased 51.7% from Ps474.0 million in 2000 to Ps228.8 million in 2001 mainly due to the lower inflation registered during this year compared to 2000.

As a result of the above, integral results of financing decreased 95.7% from Ps229.2 million in 2000 to Ps9.9 million in 2001.

Other (Expense). Other expenses decreased 88.2%, from Ps 149.4 million in 2000 to Ps17.6 million in 2001. This decrease was due to the reduction in fixed assets write-offs, and profit of permanent investment sales, compared to previous year.

Taxes and Employees' Profit Sharing. In 2001, the Company originated Ps23.8 million in asset tax and Ps14.2 million in income taxes. Deferred taxes reflects a variation of 403.0% from Ps70.3 million credit in 2000 to Ps212.8 million during 2001.

The Company's provision for employees' profit sharing payment was Ps12.1 million in 2000 compared to Ps1.6 million in 2001, representing 1.0% and 0.2% of profit before taxes in 2000 and 2001 respectively.

Minority Interest. Participation of minority stockholders in the subsidiaries profits and losses reflects that part of the subsidiaries' operation losses and profits corresponding to third parties.

Net Profit. As a result, net profit decreased 34.0% from Ps1,150.8 million during 2000 to Ps759.3 million during 2001. Net profit as percentage of net sales was 3.5% during 2000 compared to 2.3% during 2001.

The Company's main activity in Mexico is the retailing operation. Additionally in the same sector operates a joint venture with Costco de Mexico S.A. de C.V. (Costco) the warehouse clubs.

The Company identifies Costco and California Restaurants as a distinct business segment since decisions taken in these formats are considered an organizational, administrative and financial information independent from the rest of the Group.

The segment Controladora Comercial Mexicana includes the stores formats Comercial Mexicana, Bodega and Mega.

2001		Selfservice		Joint venture and others
Revenues from external customers	Ps	26,620,528	Ps	6,442,475
Deprecation & Amortization		577,840		105,316
Net profit		590,650		168,600
Long term assets		12,693,035		2,362,046
Significant liabilities		4,305,437		784,378
Capital expenditures		861,775		278,840

2000		Selfservice		Joint venture and others
Revenues from external customers	Ps	27,222,574	Ps	5,779,178
Deprecation & Amortization		564,408		77,997
Net profit		930,308		220,476
Long term assets		12,754,305		1,829,764
Significant liabilities		5,002,588		702,821
Capital expenditures		994,344		313,759

Liquidity and Capital Resources.

Liquidity. In the past the Company's liquidity has been provided by the cash generated from operations and occasionally by short-term loans that are generally paid before the year-end. In order to finance its growth, the Company has obtained funds through issuances of debt and capital.

At December 31, 2000 the Company's total debt of Ps1,805.9 million was made by US$100.0 million bonds with fixed interest rate of 9.375% due en April 2005; 90 million investment units (UDIs) as direct loan due in October 2002 with fixed interest rate of 9.10% and the issuance of a bond without specific guarantee of 172.9 million UDIs with fixed interest of 8.0% due in December 2010. The average cost during 2000 was 9.0% (including additional amounts presently paid with respect to certain retained taxes).

At December 31, 2001 the Company's total debt of Ps1,758.8 million was made by US$100.0 million bond; 172.9 million UDIs bond without specific guarantee and a credit of US$30.0 million with Citibank.The average cost was 8.0% in 2001. Concerning futures loans, the Company will establish type of currency, payment time etc., taking into account the market's available terms at that time including interest and exchange rates as well as general economic conditions.

The Company's payable account administration for suppliers and inventories is also an important source of finance. Accounts payable surplus average days on inventories average days was 9 in 2000 and 4 in 2001.

At December 31, 2001 the Company had a credit amount available of Ps4,427.0 million through credit lines with nine Mexican and foreign banks with which the Company may obtain financing in pesos or, under their credit lines, in dollars converted into pesos at the exchange rate of the execution. Due to the fact that such lines of credit have not yet been performed, financing by these means is subject to banks discretion. At December 31, 2001 the Company did not have liabilities according to these lines of credit. The bank credit lines are not financially limited.

Resources from operating activities amounted Ps731.5 million in 2001 and Ps1,755.9 million in 2000. Inventories decreased 5.1% to Ps3,867.5 million at December 31, 2001 with respect to Ps4,073.0 million at December 31, 2000. Inventory days average was 52 days in 2001 and 48 days in 2000. Suppliers account payable days average decreased to 56 days in 2001 with respect to 57 days in 2000.

Assets Investments

The following table sets forth Assets Investments performed for each of the years ended December 31, 2000 and 2001.

Million of Pesos as of December 30, 2001

	2000	2001
Real estate	473.7	559.0
Store fixtures	813.4	561.4
Information systems	21.0	20.2
Total	**Ps 1,308.1**	**Ps 1,140.6**

Assets investments for Ps1,140.6 million in 2001 were financed with resources obtained from operations. The plans of the Company for 2002 are contingent due to the economic situation of the country and to the Company's potential to generate enough cash flow to finance such investments.

The Company is planning to finance its assets investments for 2002 mainly from operations cash flow. Although the Company considers that enough financing will be available, there is no surety of obtaining enough cash flow from operations in order to accomplish the investments planned. Costo Co. is responsible of financing 50% of the new Costco warehouses.

Cash Flow Policy

Due to the Company's activity, its liquidity is daily real and immediate by means of merchandise payments, additionally to the better rotation of inventories with respect to suppliers' accounts payable terms.

Regarding foreign resources the operation is not reporting exports although our units located in Cancun and Tijuana contribute with an average of US$5.0 to US$6.0 million monthly, reaching US$62.5 million in 2000 and US$71.9 million in 2001 which were used to pay the Company's import needs and liabilities in dollars.

The Company invests cash flow, including that from subsidiaries, in the holding company. In this way Controladora Comercial Mexicana, S.A. de C.V. distributes the cash flow to the subsidiaries in order they can bear up their commitments with suppliers and others. It is worth mention that practically all transfers and payments are electronically performed avoiding mistakes and frauds and having a complete control of resources available.

The Company also has external resources from short term (deventure) loans (1 year).

Resources are mainly used for asset investment, which represents approximately 72.0% of EBITDA, such as new stores, remodelings, land purchasing and information systems. Approximately another 10.0% of EBITDA is used for dividend payment.

CONTROLADORA COMERCIAL MEXICANA, S. A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000 and 2001

With the opinion of Independent Auditors and Statutory Auditor

Rogerio Casas-Alatriste H.
Public Accountant

Mexico City, March 1, 2002

To the Stockholders'Meeting of
Controladora Comercial Mexicana, S.A. de C.V.:

I am pleased to report on the sufficiency and fairness of the information rendered by the Board of Directors, related to the Company's ongoing business for the year ended December 31, 2001.

I have attended the Stockholders' and Board of Directors' meetings, and obtained the necessary information about the operations, documentation and records. My review has been conducted in accordance with generally acepted auditing standards.

In my opinion, the accounting and reporting policies and criteria followed by the Company's management for the preparation of the information submitted, are adequate and sufficient, and were applied consistently with the previous year. This information presents fairly and sufficiently the financial position of Controladora Comercial Mexicana, S.A. de C.V., as of December 31, 2001, and the results of its operations, changes in stockholders'equity and changes in financial position, for the year ended as of that date in conformity with accounting principles generally accepted in Mexico.

C.P. Rogerio Casas Alatriste H.
Statutory Auditor

PRICEWATERHOUSECOOPERS

Mexico City, March 1, 2002

To the Stockholders' Meeting of
Controladora Comercial Mexicana, S.A. de C.V.:

We have audited the consolidated balance sheets of Controladora Comercial Mexicana, S.A. de C.V. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2k to the financial statements, beginning January 1, 2000, the Company adopted the guidelines of amended Bulletin D-4 "Accounting Treatment of Income Tax, Assets Tax and Employee Statutory Profit Sharing".

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Controladora Comercial Mexicana, S.A. de C.V. and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations, changes in consolidated stockholders' equity and changes in consolidated financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

Manuel García Braña
Audit Partner

CONTROLADORA COMERCIAL MEXICANA, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2001 AND 2000

In thousands of Mexican pesos of constant purchasing power as of December 31, 2001
(Notes 1, 2, 3 and 14)

Assets	2001	2000
Current assets:		
Cash	Ps 423,610	Ps 716,964
Temporary investments	761,602	621,450
Trade accounts receivable	341,088	373,181
Other accounts and notes receivable (Note 5)	624,890	554,744
Accounts receivable from affiliated companies, Net	4,509	7,564
Inventories	3,867,527	4,072,995
Prepaid expenses and other assets	99,604	97,097
	6,122,830	6,443,995
Permanent investments (Note 4)	-	108,200
Property, equipment and leasehold improvements, Net (Note 7)	14,559,132	14,219,903
Other assets	495,949	364,166
Total assets	Ps 21,177,911	Ps 21,136,264
Liabilities and Stockholders' equity		
Current liabilities:		
Trade payables	Ps 5,089,815	Ps 5,705,409
Taxes payable	160,471	246,405
Forward agreement (Note 8)	8,897	-
Other accrued liabilities	681,046	679,506
	5,940,229	6,631,320
Long-term liabilities:		
Long term debt and forward agreement (Note 8)	1,749,887	1,805,929
Labor obligations (Note 16)	116,191	53,233
Deferred income taxes (Note 15)	2,545,330	2,332,518
Total liabilities	10,351,637	10,823,000
Contingencies (Note 11)	-	-
Stockholders' equity:		
Contributed capital (Note 12):		
Capital stock	1,737,600	1,737,600
Restatement	4,850,581	4,850,581
	6,588,181	6,588,181
Paid in capital	874,436	957,835
	7,462,617	7,546,016
Earned capital (Note 13):		
Legal reserve	466,152	409,536
Retained earnings	4,531,448	3,641,329
Reserve for repurchase of units	482,559	220,292
Units repurchased for stock purchase plan	-	(6,575)
Result from holding nonmonetary assets	(2,958,874)	(2,731,553)
Net income for the year	759,250	1,150,784
Total earned capital	3,280,535	2,683,813
Total majority stockholders' equity	10,743,152	10,229,829
Minority interest	83,122	83,435
Total stockholders' equity	10,826,274	10,313,264
Total liabilities and stockholders' equity	Ps 21,177,911	Ps 21,136,264

The seventeen accompanying notes are an integral part of these financial statements.

CONTROLADORA COMERCIAL MEXICANA, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

In thousands of Mexican pesos of constant purchasing power
as of December 31, 2001
(Notes 1, 2, 3 and 14)

	2001	2000
Net sales	Ps 33,063,003	Ps 33,001,752
Cost of sales	26,773,381	26,695,308
Gross profit	6,289,622	6,306,444
Operating expenses:		
Selling	4,571,419	4,355,014
Administrative	690,559	794,574
	5,261,978	5,149,588
Operating income	1,027,644	1,156,856
Integral result of financing:		
Interest expense	(257,103)	(245,659)
Loss from forward agreement	(39,727)	-
Interest income	55,546	54,930
Gains from repurchase of Notes	-	292
Foreign-exchange gain (loss), Net	22,366	(54,384)
Gain from monetary position	228,835	473,987
	9,917	229,166
Income after integral result financing	1,037,561	1,386,022
Miscellaneous expenses, Net	(17,618)	(149,404)
Income before provisions and others	1,019,943	1,236,618
Provisions for Income taxes and employee statutory profit sharing (Note 15)	252,376	78,110
Income before minority interest	767,567	1,158,508
Interest of minority stockholders in the results of subsidiaries	(8,317)	(7,724)
Net income for the year	**Ps 759,250**	**Ps 1,150,784**
Per unit of capital stock		
Income before minority interest	Ps 0.72	Ps 1.06
Minority interest	0.00	0.00
Net income	Ps 0.72	Ps 1.06

The seventeen accompanying notes are an integral part of these financial statements.

CONTROLADORA COMERCIAL MEXICANA, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

In thousands of Mexican pesos of constant purchasing power as of December 31, 2001
(*Notes 1, 2, 3 and 14*)

	Capital stock (Note 12)	Paid in capital net	Legal reserve	Retained earnings	Reserve for stock repurchases of units	Units repurchased for stock purchase plan	Result from holding nonmonetary assets	Net income for the year	Majority stock-holders' equity	Minority interest	Total stock-holders' equity
Balances at December 31, 1999	Ps6,588,181	Ps957,835	Ps340,465	Ps4,832,769	Ps421,205	(Ps6,018)	(Ps2,438,567)	Ps1,428,359	Ps12,124,229	Ps105,904	Ps12,230,133
Resolutions of the General Ordinary Stockholders' Meeting held on April 14, 2000:											
Transfer to retained earnings				1,359,288				(1,359,288)			
Increase in the legal reserve			69,071					(69,071)			
Dividends paid (Ps0.092 per unit)				(109,812)					(109,812)		(109,812)
Repurchase of units for stock purchase plan, net						(557)			(557)		(557)
Repurchase of units for treasury stock, net					(200,913)				(200,913)		(200,913)
Initial effect of deferred taxes				(2,440,916)					(2,440,916)		(2,440,916)
Decrease in minority interest										(22,469)	(22,469)
Comprehensive income (Note 13)							(292,986)	1,150,784	857,798		857,798
Balances at December 31, 2000	6,588,181	957,835	409,536	3,641,329	220,292	(6,575)	(2,731,553)	1,150,784	10,229,829	83,435	10,313,264
Resolutions of the General Ordinary Stockholders' Meeting held on April 5, 2001:											
Transfer to retained earnings				1,094,168				(1,094,168)			
Increase in legal reserve			56,616					(56,616)			
Dividends paid (Ps0.107 per unit)				(116,255)					(116,255)		(116,255)
Increase in the reserve for repurchase of units				(87,794)	87,794						
Reissuance of units for stock purchase plan, net						6,575			6,575		6,575
Reissuance of units for treasury stock, net		(83,399)			174,473				91,074		91,074
Decrease in minority interest										(313)	(313)
Comprehensive income (Note 13)							(227,321)	759,250	531,929		531,929
Balances at December 31, 2001	Ps6,588,181	Ps874,436	Ps466,152	Ps4,531,448	Ps482,559	Ps -	(Ps2,958,874)	Ps 759,250	Ps10,743,152	Ps 83,122	Ps10,826,274

The seventeen accompanying notes are an integral part of these financial statements.

CONTROLADORA COMERCIAL MEXICANA, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

In thousands of Mexican pesos of constant purchasing power as of December 31, 2001
(Notes 1, 2, 3 and 14)

	2001	2000
Operating activities:		
Net income	Ps 759,250	Ps 1,150,784
Items applied to income not requiring the use (providing) of funds:		
Depreciation and amortization	683,156	642,405
Provision for deferred taxes	212,812	(70,247)
Labor obligations	11,151	18,991
Minority interest	8,317	7,724
	1,674,686	1,749,657
(Increase) decrease in:		
Trade accounts receivable	32,093	5,392
Inventories	(21,853)	(191,356)
Other accounts and notes receivable	(245,717)	196,062
Prepaid and other expenses	(2,507)	(8,222)
Increase (decrease) in:		
Trade payables	(615,594)	(106,928)
Taxes payable	(85,934)	31,214
Other accrued liabilities	(3,682)	80,093
	(943,194)	6,255
Resources provided by operating activities	731,492	1,755,912
Financing activities:		
Bank loans, short-term	485,269	-
Bank loans, long-term	305,630	525,126
Payment of bonds and bank loans	(838,044)	(567,700)
Paid in capital	(83,399)	-
Minority interest	(8,630)	(30,192)
Dividends paid	(116,255)	(109,812)
Reissuance (acquisition) of units for treasury stock, Net	174,473	(200,913)
Units reissuance (repurchased) for stock purchase plan	6,575	(557)
Resources used in financing activities	(74,381)	(384,048)
Investing activities:		
Decrease in permanent investments	108,200	-
Acquisitions of property and equipment, leasehold improvements and other assets	(1,140,615)	(1,308,103)
Disposition of property and equipment	222,102	156,986
Resources used in investing activities	(810,313)	(1,151,117)
Net (decrease) increase in cash and temporary investments	(153,202)	220,747
Cash and temporary investments at beginning of year	1,338,414	1,117,667
Cash and temporary investments at end of year	Ps 1,185,212	Ps1,338,414

The seventeen accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
In thousands of Mexican Pesos of constant purchasing power
as of December 31, 2001, except for unit amounts

NOTE 1 - ORGANIZATION AND BACKGROUND:

Controladora Comercial Mexicana, S. A. de C. V. (CCM, and together with its consolidated subsidiaries, "The Company") was founded as a partnership on January 28, 1944, under the name of Antonino Gonzalez e Hijo; On July 1, 1957 it was incorporated under the name of Comercial Mexicana; on March 5, 1982 it became a limited liability company with variable capital (Sociedad Anónima de Capital Variable). On December 9, 1988, the company changed its name to Controladora Comercial Mexicana, S. A. de C. V., and modified its corporate by-laws, effective January 1, 1989, to enable it to engage in the business of leasing personal property and real state, and investing in companies engaged in the purchase, sale and distribution of groceries and general merchandise in the Mexican Republic.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The principal accounting policies followed by the Company, which are in accordance with accounting principles generally accepted in Mexico, are summarized below:

a. Consolidation -

The percentage investment in significant subsidiary companies is 99.99%, except Costco de México with 50%.

Subsidiary	Activity
Comercial Mexicana, S. A. de C. V.	Operated of a chain of 134 stores (131 in 2000).
Super Mercados, S. A. de C. V.	Operated of a chain of 18 stores (17 in 2000).
Restaurantes California, S. A. de C. V.	Operated of a chain of 50 restaurants (46 in 2000).
Costco de México, S. A. de C. V.	Operated of a chain of 20 membership Warehouse stores (19 in 2000).
Subsidiary real estate Companies	Group of real estate Companies
Subsidiary Service Companies	Group of Services Companies

The Company consolidates the accounts of all majority subsidiaries. The investment in subsidiary companies and the transactions and balances between them have been eliminated from these financial statements.

The Company's investment in the Costco México Group joint venture with Costco Wholesale Corporation, meets the joint control criteria discussed in International Accounting Standard No. 31. Accordingly, the Company reports under the proportionate consolidation method.

b. Temporary investments -

Temporary investments are recorded at market value as of the balance sheet date. Unrealized gains and losses are included in interest income.

c. Permanent investments -

Investments in shares for which tenure is estimated to be no longer than one year are valued at cost restated using the National Consumer Price Index (NCPI).

d. Inventories -

Inventories are stated at cost, principally using the retail method, which is equivalent to replacement cost.

e. Cost of sales -

Since the retail method was used to value inventories and due to the high inventory turnover, the cost of sales is considered restated.

f. Property, equipment and leasehold improvements -

The company restates the amounts of property, equipment and leasehold improvements according to changes in the National Consumer Price Index (NCPI), in compliance with Bulletin B-10 and its amendments.

g. Depreciation and amortization -

Depreciation of property and equipment and amortization of leasehold improvements, is calculated though the straight-line method, applying annual rates appropriate for absorbing the original cost of assets, as well as their restatement within the useful life of the asset.

The depreciation rates used are a follows:

	2001	2000
Building	2 %	2 %
Store fixtures	9 %	9 %
Leasehold improvements	5 %	5 %
Other assets	9 % - 20 %	9 % - 20 %

h. Preoperating costs -

Cost associated with the opening of new stores are recorded to income during the same fiscal year in which such stores star-up operations.

i. Stock purchase plan -

The company has established a stock purchase plan in which the company purchases its own units and grants key personnel the right to purchase on an installment basis. The units are sold to employees at the fair market value on the day granted. The employees pay for their stock purchases ratably over a nine-year period. Accounts receivable from employees for the short-term purchase of units are recorded as other accounts and notes receivable. On the other hand, those maturing longer than a year are recorded under other assets. Additionally at December 31, 2001, the Company has established a stock purchase plan for long term. The short- and long-term units assigned to employees at that date amount approximately to 45,606,966.

j. Severance payments -

Payments made to employees in the event of their dismissal, under certain circumstances stipulated by the Federal Labor Law are charged to profit and loss for the year in which they are paid.

k. Income taxes and deferred income taxes -

The company recognizes the deferred income tax through the comprehensive asset and liability method, adopted the guidelines of amended Bulletin D-4 "Accounting Treatment of Income Tax, Asset Tax and Employee Profit Sharing", which consists in determining said tax by applying the corresponding income tax rate to the temporary differences between the book and tax values of assets and liabilities at the date of the financial statements. The accrued effect of this accounting change, effective January 1, 2000, originated a net increase in the deferred tax liability, and a reduction of stockholders' equity by the same amount. (See Note 15).

l. Labor obligations -

Trust funds have been established to cover the obligations for seniority premiums determined by Federal Labor Law and pension plan for employees has established at December 31, 2001 in one of subsidiaries. Liability related to such obligation were determined based on actuarial calculation. (See Note 16).

m. Foreign currency transactions -

Transactions denominated in foreign currencies are recorded at the exchange rates in effect on the dates the transactions are closed. Assets and liabilities in foreign currencies are stated in Mexican pesos at the rates of exchange in effect as of the balance sheet date. The differences resulting from fluctuations in the exchange rates between the dates of closing transactions and their settlement of valuation at year-end are applied to the integral results of financing.

n. Transactions with derivative financial instruments -

Contract rights and obligations resulting from financial transactions with derivative financial instruments are classified on the balance sheet as assets or liabilities. The premiums and commissions paid on transactions are amortized by the straight-line method according to the effective period of related contracts.

o. Comprehensive income -

As of January 1, 2001, Bulletin B-4 "Comprehensive Income", entered into effect. This Bulletin requires that the various items making up the capital gains (losses) during the year be shown in the statement of stockholders equity under the item of comprehensive income. Therefore, in order that the various lines of the statement of stockholders equity could be comparable, said statement was restructured. (See Note 13).

p. Use of estimates-

The preparation of the financial statements in conformity with generally accepted accounting principles, requires Management to make estimates that affect the reported amounts of assets and liabilities. Therefore, actual results could differ from those estimates.

NOTE 3 - EFFECTS OF INFLATION ON THE FINANCIAL STATEMENTS:

The consolidated financial statements of the Company have been prepared in accordance with Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information", as amended, issued by the MIPA. The financial statements have been presented in pesos of constant purchasing power as of December 31, 2001 to be comparable to financial information as of that date.

The balance sheets have been restated at constant pesos at December 31, 2001 using the NCPI as of that date.

The statements of income have been restated at constant pesos at December 31, 2001 using the NCPI as of the date transactions were executed.

Capital stock and earned capital -

The capital stock and accumulated results accounts include the effect of restatement, determined by applying the NCPI factor for the applicable year. The restatement represents the amount required to maintain the contributions and earned capital in pesos of constant purchasing power as of December 31, 2001.

Result from holding non-monetary assets -

The account result from holding non-monetary assets (generated mainly by inventories), restated through the specific costs methcd with respect to the restated value of such assets using the method of changes in the general price level and includes deferred income tax on this restated value of those assets. In 2001 and 2000, property, equipment and leasehold improvements are restated only by the method of changes in the general price level, not generating results from holding these assets in those years.

Gain from monetary position -

The gain from monetary position represents the effects of inflation, as measured by the NCPI, on the Company's monetary assets and liabilities at the beginning of each month and is restated at the end of the year.

NOTE 4 - INVESTMENTS:

The Company sold the entirety of its investments and recognized a gain.

NOTE 5 - OTHER ASSETS AND NOTES RECEIVABLE:

At December 31, other accounts and notes receivable consist of the following:

		2001		2000
Lease receivables	Ps	5,629	Ps	9,001
Receivables from employees (1)		36,681		25,978
Value-added tax and other taxes receivable		407,943		384,895
Others		174,637		134,870
	Ps	624,890	Ps	554,744

(1) Primary receivables arising from installment sales under the employees stock purchase plan.

NOTE 6 - RELATED PARTIES:

The companies majority shareholders own a controlling interest in Nova Distex, S. A. de C. V. (Nova Distex), a textile manufacturer and property management. The Company provides management services to Nova Distex and purchases textiles for resale in its stores.

The following table summarizes the amounts recorded in the Company's accounts, which relate to transactions with Nova Distex.

		2001		2000
Purchases	Ps	80,939	Ps	89,876
Purchase of fixed assets and other services		6,620		43,452

NOTE 7 - PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

Property, equipment and leasehold improvements consist of the following at December 31:

		2001		2000
Buildings	Ps	5,811,705	Ps	5,685,348
Store fixtures		3,317,472		3,017,659
Electronic equipment		801,046		790,547
Office fixtures		82,753		95,524
Machinery and equipment		259,338		268,430
Leasehold improvements		1,715,430		1,607,468
		11,987,744		11,464,976
Less: accumulated depreciation and amortization		4,623,696		4,105,240
		7,364,048		7,359,736
Land		7,064,565		6,762,345
Construction in progress and advances for purchase of fixed assets		130,519		97,822
	Ps	14,559,132	Ps	14,219,903

NOTE 8 - DEBT:

Total debts as of December 31, consist of the following obligations:

		2001		2000
Unsecured notes of US$100 million, maturing in 2005, at a fixed interest rate of 9.375% payable semi-annually	Ps	916,000	Ps	1,007,460
Forward agreement of US$20 million maturing in 2005 (1)		30,830		-
Direct loan of US$30 million, maturing semi-annually from June 2003 to December 2004, at a fixed interest rate libor plus 1.75 payable semi-annually		274,800		-
Forward agreement of US$30 million maturing in 2002 (2)		8,897		-
Debenture bonds of 172.9 millions Investments Units (UDI's) maturing in 2010 at a fixed interest rate of 8%, payable semi-annually		528,257		525,125
Direct loan of 90 million Investment Units (UDI's) maturing in 2002, at a fixed interest rate of 9.10% (3)		-		273,344
		1,758,784		1,805,929
Less:				
Short-term forward contract		8,897		-
Total long-term debt	Ps	1,749,887	Ps	1,805,929

As of December 31, 2001 the company is in compliance with all its payments and its debt covenants.

(1) On February 28, 2001 the Company renegotiated the forward agreement for US$20 million effective from March 1, 2001 to April 14, 2005, binding itself to pay the equivalent amount in Mexican pesos, at 74,004,278 Investment Units (UDI's).

(2) In December 2001, the Company entered into a forward contract for US$30 million at the exchange rate of Ps9.85 per dollar, effective from December 3, 2001 to December 27, 2002. Said liability shall be cancelled if the exchange rate exceeds the amount of Ps11.25 per dollar during the term of the contract.

(3) The Company settled this loan in advance in March 2001.

NOTE 9 - LEASES:

The company leases certain retail locations, warehouse and distribution space under operating leases. Minimum rental and contingent rent commitments under non-cancelable operating leases at December 31, 2001 amount approximately to Ps180,781 and Ps93,849 respectively. (Ps150,602 Ps109,420 in 2000).

NOTE 10 - SOCIAL WELFARE:

An irrevocable trust fund has been set up for voluntary retirement, death, permanent total disability, hospital medical services and disability payments to which administrative employees are entitled in accordance with the rules of the plan established for that purpose. The company makes contributions of between 20% and 24% of the principal employees' salaries to the trust. The company has no obligation to the employees for benefits in addition to the contributions made. The trust maintains the plan and handles all payments made to the employees covered under the plan. During the years ended December 31, 2001 and 2000, contributions were made amounting to Ps215,582 and Ps198,165 respectively.

NOTE 11 - CONTINGENCIES:

The company is contingently liable for severance payments to personnel, as mentioned in Note 2j. At December 31, 2001 and 2000, there were no material liabilities recorded for this item.

NOTE 12 - CAPITAL STOCK:

The authorized capital stock is comprised of 1,086,000,000 B and BC related units with no stated value. At December 31, 2001, subscribed and paid B and BC units are 747,711,639 and 338,288,361, respectively (747,774,339 and 338,225,661, respectively in 2000).

The nominal capital stock, with Ps1,737,600 stated value, consists of Ps298,258 cash contributions, Ps909,632 of capitalized profits and Ps529,710 of capitalized effects of restatement.

At the General Ordinary Stockholders' Meeting held on March 31, 1992, a resolution was passed approving the creation of a reserve for the temporary repurchase for the purposes of acquiring the Company's shares. Later on, at the General Ordinary Stockholders' Meeting held on April 5, 2001 it was approved to increase this reserve up to Ps500,000. The amount of this reserve fluctuates as the company purchases and sales its own shares in the stock market. During 2001 and 2000, transactions were held in the net amounts of Ps174,473 and (Ps200,913), respectively, against this reserve.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTROLADORA COMERCIAL MEXICANA, S.A de C.V.
(Registrant)

Dated: June 14, 2002

By /s/ Francisco Martínez de la Vega
Name: Francisco Martínez de la Vega
Title: Chief Financial and Administrative Officer

130480.01